January 17, 2018

Board of Directors
HomeStreet, Inc.
601 Union Street
Suite 2000
Seattle, WA 98101

Dear Sirs:

As you know, Blue Lion Capital owns 5.4% of the stock of HomeStreet, Inc. ("HomeStreet" or the "Bank"), making us your fourth largest shareholder. On January 11, 2018, you informed me that you were unwilling to add me to the Board of HomeStreet (the "Board"). This is despite our ownership position, my experience as a bank investor, letters of recommendation from four prominent public company bank executives and our extensive analysis of the Bank's strategies and opportunities.

Frankly, I was not surprised by your decision. You preside over one of the lowest valued banks in the country on virtually every metric. It was evident in our meetings that as a group of directors, you are either unable or unwilling to objectively consider changes to the Bank's strategy or a point of view that differs from those of management. Now you have even declared yourselves unwilling to sit in the same boardroom with someone who does not share your perspective on all things.

The notion that adding one of your largest shareholders to the Board would not be "in the best interest of all shareholders" is patently absurd. Blue Lion Capital owns more stock in the Bank than all of HomeStreet's independent directors combined, by a factor of eight. We have owned stock in the Bank for almost its entire life as a public company. Our interests **are** the interests of your shareholders. And, as the actual owners of a significant amount of stock, we are keenly aware of what is in our interest.

I suspect the "interest of shareholders" is not really what you have in mind. After all, adding one shareholder representative to the Board could not, by itself, possibly harm shareholders. Blue Lion Capital could not possibly act alone in the boardroom on any topic. I suspect the "interest" you have at the forefront of your mind is continuing the unanimity of thought and passive approach to strategy and management oversight that has been the hallmark of your failed tenure.

Frankly, the most astounding part of your letter is your claim that the "Company's current strategic plan" has "produced extraordinary growth and shareholder value." Nothing could be further from the truth. One of the primary sources of growth has been your undisciplined acquisitions, for which you have spent more than $188 million. Color us unimpressed that you were able to buy growth by issuing shares and spending shareholder money. The growth generated by your aggressive expansion of the mortgage division has produced low quality revenue and unpredictable earnings, leading the Bank to miss investors' earnings expectations rather consistently over the past five years.

Nor are we impressed by your shareholder returns. As the table below demonstrates, over the last five years, the Bank has significantly underperformed nearly every Bank that HomeStreet has identified as a peer or the peers we have selected. The Bank has also underperformed the KBW Bank Index, the KBW Regional Banking Index, the Russell 2000 Index and the S&P 500 Index over that period.

Total Shareholder Returns 2013 - 2017	
HomeStreet Inc.	**16%**
Pacific Northwest Peers (a)	157%
California Peers (b)	149%
HomeStreet Disclosed Peers (Q4 2014) (c)	108%
HomeStreet Disclosed Peers (February 2012) (d)	139%
HomeStreet Disclosed Peers (February 2012) (e)	148%
HomeStreet Disclosed Peers (April 2013) (f)	149%
KBW Bank Index (BKX)	131%
KBW Regional Banking Index (KRX)	126%
Russell 2000 Index (RTY)	93%
S&P 500 Index (SPX)	108%

Source: Bloomberg

*Total Shareholder Returns from 1/1/13 to 12/31/17 or for such earlier date as the company ceased to trade publicly

While you express confidence in the Bank's strategy to create value for shareholders in the future - and therefore cannot tolerate even a single voice in the boardroom that questions the strategy - it would appear that the Bank's shareholders do not share that same confidence. That is likely why the Bank is valued at such a substantial discount to its peers. As shown below, if investors truly believed the Bank's strategy would create significant value for shareholders, wouldn't that be reflected in a valuation more consistent with its peers? Even worse, the market's verdict on this point has grown even more pronounced over time, as demonstrated by the growing disparity between the Bank's multiple and that of its peers.



HMST Price to Tangible Book Value vs. Peers

Source: Bloomberg. Peer medians since HMST IPO 2/10/12 - 1/14/18

We believe the market is right to be skeptical about your plans and ability to execute on them. Under your supervision, the Bank is dramatically underperforming its peers on nearly every key operating metric, as seen below.

Company/Peer Median	LTM Eff. Ratio	LTM ROA	LTM ROACE	LTM Asset Yield	LTM Deposit Cost	LTM NIM	LQ Non-OO CRE / RBC	LQ Rate Sensitivity
HomeStreet Inc.	**87.8%**	**0.57%**	**5.55%**	**4.02%**	**0.52%**	**3.34%**	**337.9%**	**(33.7%)**
Pacific Northwest Peers (a)	60.5%	1.20%	9.07%	4.31%	0.16%	4.11%	210.3%	15.2%
California Peers (b)	50.7%	1.12%	10.26%	4.03%	0.09%	3.90%	250.5%	5.5%
HomeStreet Disclosed Peers (Q4 2014) (c)	59.1%	0.84%	7.98%	3.93%	0.54%	3.24%	266.0%	6.0%
HomeStreet Disclosed Peers (February 2012) (d)	54.9%	1.15%	10.18%	4.22%	0.20%	3.88%	216.8%	5.7%
HomeStreet Disclosed Peers (February 2012) (e)	55.6%	1.16%	9.98%	4.40%	0.12%	3.92%	237.4%	5.6%
HomeStreet Disclosed Peers (April 2013) (f)	61.3%	1.09%	9.66%	4.10%	0.19%	3.82%	219.2%	13.8%

Source: SNL

The first step to closing the substantial performance gap is to acknowledge the problems with the Bank's current operating plan and strategy. However, you appear to be either oblivious or indifferent to the problems. Worse, you seemingly prefer covering your eyes and cupping your ears to tolerating a large shareholder in the boardroom, armed with the facts and pushing for improvements.

While you are content with the status quo – even impressed with the Bank's performance – I do not believe shareholders feel the same way. As a result, we will be nominating professionals to this Board that will be tolerant of alternative perspectives and who will be fully committed in their efforts to create value for HomeStreet's shareholders.

Sincerely,

/s/ Charles W. Griege, Jr.

Charles W. Griege, Jr.
Managing Partner
Blue Lion Capital

Footnotes

(a) Pacific Northwest Peers: COLB, BANR, GBCI, HFWA

(b) California Peers: CVBF, WABC, TCBK, PPBI

(c) HomeStreet disclosed peer group, contained in an 8K filing with its Q4'14 earnings presentation, filed 4/6/15, at page 18, available at: https://www.sec.gov/Archives/edgar/data/1518715/000151871515000080/homestreetinvestorpresen.htm

(d) HomeStreet disclosed peer group, contained in its 424B4 filing, filed 2/10/12, at page 204, available at: https://www.sec.gov/Archives/edgar/data/1518715/000119312512058044/d294154d424b4.htm

(e) HomeStreet disclosed peer group, contained in its 424B4 filing, filed 2/10/12, at page 205, available at: https://www.sec.gov/Archives/edgar/data/1518715/000119312512058044/d294154d424b4.htm

(f) HomeStreet disclosed peer group, contained in its Schedule 14A, filed 4/15/13, at page 30, available at: https://www.sec.gov/Archives/edgar/data/1518715/000151871513000071/hmst2013proxystatement.htm

 (*) HomeStreet Disclosed Peers (February 2012) (e) – P/TBV not available for MCHB & WTBFB

Important Information

This filing is not a solicitation of a proxy from any security holder of HomeStreet, Inc. (the "Company"). Charles W. Griege, Jr., intends to nominate individuals as nominees to the Company's board of directors and intends to solicit votes for the election of those individuals as members of the Company's board of directors (the "Nominees"). Mr. Griege will send a definitive proxy statement, proxy card and related proxy materials to shareholders of the Company seeking their support of the Nominees at the Company's 2018 Annual Meeting of Shareholders. **Shareholders are urged to read the definitive proxy statement and proxy card when they become available, because they will contain important information about the Nominees, the Company and related matters.** Shareholders may obtain a free copy of the definitive proxy statement and proxy card (when available) and other documents filed by Mr. Griege with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. The definitive proxy statement (when available) and other related SEC documents filed by Mr. Griege with the SEC may also be obtained free of charge from Mr. Griege.

Participants in Solicitation

The following persons are participants in the planned solicitation from the Company's shareholders of proxies in favor of the Nominees: Mr. Griege, Roaring Blue Lion Capital Management, L.P., and the Nominees. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the participants and their interests may currently be found in the amended Schedule 13D, dated December 21, 2017, as filed with the SEC on December 27, 2017, which is incorporated herein by reference.**